222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com

June 26, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Diversified Real Asset Income Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-196063

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 17, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 19, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed mergers of American Strategic Income Portfolio Inc. (“Strategic Income Portfolio”), American Strategic Income Portfolio Inc.—II (“Strategic Income Portfolio II”), American Strategic Income Portfolio Inc.—III (“Strategic Income Portfolio III”) and American Select Portfolio Inc. (“Select Portfolio” and together with Strategic Income Portfolio, Strategic Income Portfolio II and Strategic Income Portfolio III, the “Target Funds” or each individually, a “Target Fund”) with and into a wholly-owned subsidiary (the “Subsidiary”) of the Acquiring Fund (each, a “Merger” and together, the “Mergers”). The Acquiring Fund and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor. Please also identify the accounting survivor in the Registration Statement.

Securities and Exchange Commission

June 26, 2014

Response:     The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant has revised the Registration Statement to identify itself as the accounting survivor.

(2)	Comment: Please include pro forma financial information in the Registration Statement.

Response:     The Registrant has revised the Registration Statement to include pro forma financial information.

(3)

Comment:     Please review, for the staff’s information, the reason the Mergers were structured to have the Target Funds merge with and into the Merger Sub and confirm that the Merger Sub will be consolidated with the Acquiring Fund.

Response:     The Registrant structured the Merger to have the Target Funds merge with and into the Merger Sub because of the corporate law requirements applicable to statutory mergers. The Target Funds are organized as Minnesota corporations, and the Acquiring Fund is organized as a Massachusetts business trust. Applicable state law does not permit the statutory merger of a Minnesota corporation into a Massachusetts business trust; however, it does permit a Minnesota corporation to merge with and into a Massachusetts limited liability company. Accordingly, the Merger Sub has been created solely for the purpose of effecting the Merger and has been organized as a Massachusetts limited liability company. The Registrant further confirms that, as soon as practicable following the closing of the Merger the Merger Sub will be dissolved and will distribute all of its assets to the Registrant. The Merger Sub will be a disregarded entity for tax purposes.

(4)

Comment:     Please clarify the source of statements in the Q&A Section, and elsewhere in the Registration Statement, regarding the potential benefits of the Mergers to identify the party (e.g., the adviser, the Boards) that made such determination or assessment regarding the potential benefits of the Mergers.

Response:     The Registrant draws the staff’s attention to the introductory paragraph, which states that, based on information provided by USBAM and Nuveen, each Target Fund’s Board believes the Mergers offer the stated benefits.

Securities and Exchange Commission

June 26, 2014

(5)

Comment:     In the response to the Question “What are the potential benefits of the Mergers to the Target Funds?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the disclosure regarding potential cost savings to indicate that Nuveen’s commitment to waive fees or reimburse expenses will be the source of reduced expenses.

Response:     The Registrant has revised the disclosure in response to the staff’s comment.

(6)

Comment:     In the response to the Question “Will the Mergers impact distributions to common shareholders?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Mergers are expected to result in the same or higher distribution rates for shareholders to indicate that higher distribution rates would be realized only following the recoupment of the expenses of the Mergers.

Response:     The Registrant believes the disclosure accurately describes the impact on distributions. The Merger-related costs that will be borne by the Target Funds will be paid out of capital prior to the consummation of the Mergers and will not impact the level of distributions, which will depend on the pace of portfolio transition and the market environment.

(7)

Comment:     In the response to the Question “Does the investment management agreement for the Acquiring Fund differ from my Target Fund’s current investment management agreement?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify that the investment advisory fee for certain of the Target Funds is based in part on daily gross income. Also, please clarify, for the staff’s information, whether the net assets on which the Target Funds’ investment advisory fees are based include assets attributable to leverage.

Response:     The Registrant has revised the disclosure to indicate that the investment advisory fees for Strategic Income Portfolio, Strategic Income Portfolio II and Strategic Income Portfolio III are based on daily gross income in addition to the Funds’ net assets. The Registrant confirms that the net assets on which the Target Funds’ investment advisory fees are based do not include assets attributable to leverage.

(8)	Comment: Please indicate, for the staff’s information, whether the Registrant will file a written expense limitation agreement.

Response:     Nuveen Fund Advisors’ commitment to waive fees or reimburse expenses for two years following the Closing Date has not been reduced to writing, and, therefore, the Registrant will not file an expense limitation agreement.

Securities and Exchange Commission

June 26, 2014

(9)	Comment: In the response to the Question “How will the Mergers impact Fund expenses?” in the Q&A Section, please consider revising the disclosure to address Merger costs.

Response:     The Registrant respectfully declines to modify the disclosure in response to this comment as Merger costs are discussed in a separate Q&A and elsewhere in the Registration Statement.

(10)

Comment:     In the Q&A Section, and elsewhere in the Registration Statement, in connection with the disclosure concerning fees and expenses incurred in connection with the Meetings, please add disclosure stating: (i) that fees and expenses borne by the Target Funds will be incurred whether or not the Mergers are consummated; (ii) the total estimated costs of the Mergers; and (iii) how the anticipated costs of the Mergers will be allocated among the Target Funds.

Response:     The Registrant has revised the disclosure in response to the staff’s comment, except with respect to the total estimated costs of the Mergers. Because Nuveen and/or USBAM are bearing all costs over a fixed dollar amount, the Registrant does not believe that this information is relevant to shareholders.

(11)

Comment:     Please add a Q&A regarding the anticipated portfolio repositioning that will take place in connection with the Mergers. Please also provide additional detail regarding the anticipated portfolio repositioning; specifically, please disclose the expected amount of any brokerage costs, etc., that will be incurred and the estimated amount of capital gains that shareholders may receive as a result of sales of portfolio investments.

Response:     The Registrant has added a Q&A regarding the anticipated portfolio repositioning in response to the staff’s comment, including information regarding the impact of the repositioning if it had occurred as of February 28, 2014.

(12)	Comment: Please revise the 80% name test policy to refer to net assets plus the amount of borrowings.

Securities and Exchange Commission

June 26, 2014

Response:     The Registrant refers the staff to the definition of Managed Assets included in the Registration Statement, which states that Managed Assets include net assets as well as assets that are attributable to certain types of leverage. Registrant notes that certain newer types of preferred securities are classified as debt for accounting purposes. The term Managed Assets is intended to ensure that the tests applies to all investable assets of the fund and to prevent an anomalous result due solely to the accounting treatment of certain instruments.

(13)	Comment: Please either revise the Portfolio Allocations chart to show the effect of the anticipated portfolio repositioning or delete the chart from the Registration Statement.

Response:     The Registrant has determined that such chart is not required by Form N-14 and, therefore, has removed it from the Registration Statement.

(14)

Comment:     The annual report for each Target Fund indicates that USBAM receives a monthly administration fee in an amount equal to an annualized rate of 0.20% of the fund’s average weekly net assets including preferred shares. Please revise the applicable disclosure in the Joint Proxy Statement/Prospectus accordingly.

Response:     The Registrant has revised the disclosure in response to the staff’s comment.

(15)	Comment: Because the expense limitation commitment is based on future Target Fund expenses, please consider adding language to state what the expense limit would be currently.

Response:     The Registrant respectfully declines to add the requested disclosure as the Target Funds do not have a more current published number for total operating expenses.

(16)	Comment: Please explain, for the staff’s information, the basis for the “other expenses” shown in the Fee Table for the Acquiring Fund Pro Forma Expenses.

Response:     The pro forma other expenses were estimated based on the methodology for allocating expenses used by the Nuveen funds. The Registrant believes that the lower other expenses for the Acquiring Fund is attributable to the significantly larger size of the Nuveen fund complex (resulting in fixed costs being spread over more than 100 funds versus eight First American funds) and differences in allocation methodology. Nuveen allocates global expenses, such as

Securities and Exchange Commission

June 26, 2014

directors’ fees, based on relative net assets while the First American funds allocate certain expenses to all funds equally.

(17)

Comment:     Please revise footnote 2 to the Fee Table to state that the expenses shown in the Fee Table do not include the expenses to be borne by the Target Funds in connection with the Mergers and to specify the Merger expenses to be borne by each Target Fund. Please also indicate that the Acquiring Fund Pro Forma figures reflect the impact of the complex-level management fee rate as well as the fund-level management fee rate, or explain supplementally why the complex-level management fee rate does not apply.

Response:     The Registrant has revised the disclosure in response to the staff’s comment.

(18)	Comment: Please confirm whether acquired fund fees and expenses are required to be shown as a line item in the Fee Table.

Response:     The Registrant confirms that the Target Funds have less than one basis point of acquired fund fees and expenses and, therefore, acquired fund fees and expenses are not required to be shown as a line item in the Fee Table.

(19)	Comment: Please explain, for the staff’s information, why the returns of each Target Fund’s benchmark are not shown in the Comparative Performance Information Section.

Response:     The Registrant notes that such disclosure is not required by Form N-14, incorporating the requirements of Form N-2. The Registrant believes that comparing a levered fund to an unlevered index is not meaningful to shareholders.

(20)	Comment: Please confirm whether there are any differences in the Funds’ valuation procedures that would result in valuation adjustments, and, if so, show as adjustments in the Capitalization table.

Response:     The Registrant has revised the disclosure to reflect that the Funds will use the valuation procedures of the Registrant at and following the closing, which differ from the valuation procedures of the Target Funds. The Registrant confirms that any differences between the Acquiring Fund’s valuation procedures and the valuation procedures of the Target Funds are not expected to be material.

Securities and Exchange Commission

June 26, 2014

(21)	Comment: Please modify the Target Fund Board considerations disclosure to clarify the description of the differences in how the Funds’ management fees are calculated.

Response:     The Registrant has revised the disclosure pursuant to the staff’s comment.

(22)	Comment: Please modify the Target Fund Board considerations disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Mergers.

Response:     The Board considerations state that the Target Fund’s Boards made the findings required by Rule 17a-8. The Registrant respectfully notes that neither Form N-14 nor Rule 17a-8 requires disclosure of specific findings with respect to each individual factor considered by the Board. Accordingly, the Board record does not include such findings.

(23)	Comment: Please confirm, for the staff’s information, whether the Target Fund Boards considered the anticipated portfolio repositioning in connection with their consideration of the Mergers.

Response:     Registrant notes that this section discusses at length the Board’s considerations of the investment policy and strategy differences of the Funds and that detailed information regarding the repositioning is discussed elsewhere in the Registration Statement.

(24)	Comment: In the Reasons for the Mergers Section, under Alternatives to the Mergers, please indicate what alternative transactions the Target Fund Boards considered.

Response:     The Registrant has added disclosure in response to the staff’s comment.

(25)

Comment:     Please reflect the expenses to be borne by the Target Funds in connection with the Mergers in the “Pro Forma Adjustments” column to the Capitalization table and specify the Merger expenses to be borne by each Target Fund.

Response:     The Registrant has added disclosure in response to the staff’s comment.

(26)	Comment: Please confirm whether the Registrant will file an annual report prior to Closing.

Response:     The Registrant confirms that it will not file an annual report prior to Closing because the Registrant will not commence operations prior to Closing.

Securities and Exchange Commission

June 26, 2014

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

APPENDIX A

AMERICAN STRATEGIC INCOME PORTFOLIO INC. (ASP)

AMERICAN STRATEGIC INCOME PORTFOLIO INC.—II (BSP)

AMERICAN STRATEGIC INCOME PORTFOLIO INC.—III (CSP)

AMERICAN SELECT PORTFOLIO INC. (SLA)

AND

DIVERSIFIED REAL ASSET INCOME FUND

SURVIVING FUND ANALYSIS

American Strategic Income Portfolio Inc. (“Strategic Income Portfolio”), American Strategic Income Portfolio Inc.—II (“Strategic Income Portfolio II”), American Strategic Income Portfolio Inc.—III (“Strategic Income Portfolio III”) and American Select Portfolio Inc. (“Select Portfolio” and collectively with Strategic Income Portfolio, Strategic Income Portfolio II and Strategic Income Portfolio III, the “Target Funds” or each individually, a “Target Fund”) are currently part of the First American Funds complex. The Target Funds are being merged into a newly formed shell fund, Diversified Real Asset Income Fund (the “Acquiring Fund”), as part of a series of proposals designed to integrate the funds into the Nuveen complex. Nuveen Fund Advisors, believes that under these circumstances, the appropriate survivor of the mergers is the Acquiring Fund for the reasons discussed below. 1

Corporate Structure

Each Target Fund will merge with and into a wholly-owned subsidiary of the Acquiring Fund, a newly organized Massachusetts business trust, which will be the legal survivor of the mergers. Each Target Fund is organized as Minnesota corporation, while the Acquiring Fund is organized as a Massachusetts business trust.

Tax Structure	For tax purposes, the Acquiring Fund is the Surviving Fund in the mergers.
Board and Officers

The Acquiring Fund’s board of trustees will be composed of the same individuals who currently serve on the board of each Target Fund and will have the same board structure as each Target Fund (i.e., the legacy USBAM board members will remain).

As a conditions to the closing of the mergers, all current officers of Acquiring Fund (currently USBAM personnel) the will resign the officers of the Nuveen Funds will take office.

Investment Advisers; Portfolio Management	Each Target Fund is part of the First American Fund Complex. U.S. Bancorp Asset Management, Inc. (“USBAM”) is the investment adviser to each Target

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Fund and is responsible for each Target Fund’s overall investment strategy. USBAM has entered into a sub-advisory agreement with each of Nuveen Fund Advisors and Nuveen Asset Management, LLC (“Nuveen Asset Management. Nuveen has served as sub-adviser of the Target Funds since 2011.

After the mergers, the Acquiring Fund will be part of the Nuveen Fund Complex. The Acquiring Fund will enter into an investment management agreement with Nuveen Fund Advisors, pursuant to which Nuveen Fund Advisors will serve as investment adviser to the Acquiring Fund. Nuveen Fund Advisors will enter into a sub-advisory agreement with Nuveen Asset Management under which Nuveen Asset Management will manage the investment portfolio of the Acquiring Fund.

John G. Wenker, David Yale and Jason J. O’Brien of Nuveen Asset Management, the current portfolio managers for the Target Funds, along with Jay L. Rosenberg and Jeffrey T. Schmitz, also of Nuveen Asset Management, will act as portfolio managers for the Acquiring Fund.

Expense Structures and Expense Ratios

The Acquiring Fund will adopt the fee and expense structure of the Nuveen Funds in all respects upon the closings of the Mergers. There are material differences in the fee structure as described in detail in the N-14.

Investment Objectives, Policies and Restrictions

Although the Acquiring Fund’s investment objective will be substantially similar to that of the Target Funds, its investment policies differ, as the Acquiring Fund seeks to achieve its objective by following Nuveen’s real asset income strategy. Under this strategy, the Acquiring Fund may hold a broader range of securities than the Target Funds, including equity securities, below investment grade securities and foreign securities. Additionally, while the Target Funds emphasize whole loans, loan participations and other mortgage-related securities, including preferred securities of real estate investment trusts, the Acquiring Fund will invest to a significant degree in the real estate and infrastructure sectors. As a result, the Acquiring Fund’s investment policies, strategies and risks will differ in certain respects from those of the Target Funds.

Portfolio Composition	After the mergers, The Acquiring Fund is expected to sell a significant portion of the portfolio investments currently held by the Target Funds in order to transition the combined portfolio to Nuveen’s real asset income strategy. The Acquiring Fund is expected to sell a substantial portion of the more liquid assets acquired from the Target Funds within approximately three months following the mergers in order to take advantage of its ability to invest in a broader range of securities including infrastructure related securities, equity securities of all types and foreign securities. Over a longer period of time of up to two to three years, the Acquiring Fund will continue to hold certain less liquid investments of the Target Funds including whole loans and loan participations.

Other Considerations

All existing service providers of the Target Funds will be terminated in connection with the mergers (i.e., transfer agent, TA, pricing vendors).

All compliance and operating policies and procedures of the Target Funds will be terminated and the Acquiring Fund will adopt the policies and procedures of the Nuveen Funds.

Asset Size

As of February 28, 2014, Strategic Income Portfolio, Strategic Income Portfolio II, Strategic Income Portfolio III and Select Portfolio had approximately $66.4 million, $212.0 million, $231.5 million and $173.0 million in total managed assets, respectively. Assuming the mergers occur, the Acquiring Fund is expected to have approximately $683.0 million in total managed assets.

Based on an analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies, the parties believe that the Acquiring Fund, which will be part of the Nuveen Fund Complex and will employ Nuveen’s real asset income strategy, is substantially different from each of the Target Funds, each of which is part of the First American Fund Complex and employs an investment strategy focusing on whole loans, loan participations and other mortgage-related securities, including preferred securities of real estate investment trusts, is the appropriate accounting survivor of the mergers. The parties believe that the financial and performance history of the Target Funds is not relevant to, and would potentially be confusing to, shareholders in light of the strategy changes to be employed going forward.

*        *        *         *        *

June 26, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diversified Real Asset Income Fund (the “Registrant”)
Registration Statement on Form N-14 8C
File Number: 333-196063

Dear Mr. O’Connor:

  This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 17, 2014 with respect to the Registration Statement on Form N-148C under the Securities Act of 1933, as amended, filed with the Commission on May 19, 2014.

  The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

DIVERSIFIED REAL ASSET INCOME FUND

By:	/s/ Eric J. Thole
Name:	Eric J. Thole
Title:	Executive Vice President

Diversified Real Asset Income Fund – Tandy Letter